

06016695

RECEIVED
2006 SEP 11 A 10:14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

082-04518

centrica

fax

SUPPL

To:	Office of International Corporation Finance, SEC	From:	Secretariat
Fax:	001 202 772 9207	Phone:	01753 494008
Date:	8 September 2006	Pages (inc):	4
Re:	Stock Exchange Announcement	Cc:	

A recently released Stock Exchange Announcement follows.

Secretariat

PROCESSED
SEP 11 2006
THOMSON FINANCIAL

9/11

This fax and any attachments are intended only for the use of the individual or entity to which it is addressed and may contain information that is confidential and covered by legal professional or other privilege. If you are not the intended recipient, or a person responsible for delivering it to the intended recipient, you are not authorised to and must not disclose, copy, distribute, or retain this message or any part of it.

Secretariat 2nd Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494008**/Facsimile: **01753 494019**

centrica

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

8 September 2006

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 128 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully



For and on behalf of
Centrica plc

Enc.

Centrica plc
Registered in England & Wales No 3033654
Registered Office
Millstream, Maidenhead Road
Windsor, Berkshire SL4 5GD

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*
CENTRICA PLC

2. State whether the notification relates to

(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i) ONLY

3. Name of *person discharging managerial responsibilities/director*
JAKE ULRICH

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
N.A.

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1]
HOLDING IN RESPECT OF JAKE ULRICH

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
ORDINARY SHARES OF 6 14/81 PENCE

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
JAKE ULRICH

8. State the nature of the transaction
EXERCISE OF SHARESAVE OPTIONS

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired
8,823

10. Percentage of issued *class* acquired *(treasury shares* of that *class* should not be taken into account when calculating percentage)
LESS THAN 0.00024

11. Number of *shares,* debentures or financial instruments relating to *shares* disposed
N.A.

12. Percentage of issued *class* disposed *(treasury shares* of that *class* should not be taken into account when calculating percentage)
N.A.

13. Price per *share* or value of transaction
OPTION PRICE 107.1 PENCE PER SHARE

14. Date and place of transaction
8 SEPTEMBER 2006

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
719,085 ORDINARY SHARES
0.02%

16. Date issuer informed of transaction
8 SEPTEMBER 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant
N.A.

18. Period during which or date on which it can be exercised
N.A.

19. Total amount paid (if any) for grant of the option
N.A.

20. Description of *shares* or debentures involved *(class* and number)
N.A.

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
N.A.

22. Total number of *shares* or debentures over which options held following notification
N.A.

23. Any additional information
N.A.

24. Name of contact and telephone number for queries
CENTRICA INVESTOR RELATIONS 01753 494900
CENTRICA MEDIA RELATIONS 01753 494085

Name and signature of duly authorised officer or *issuer* responsible for making notification

ROBIN HEALY
DATE OF NOTIFICATION 8 SEPTEMBER 2006